SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                FOR THE MONTH OF
                                  FEBRUARY 2002


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X  Form 40-F
                                     ---           ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes      No X
                                      ---    ---

[Logo Omitted]

                                                  FOR ADDITIONAL INFORMATION
                 Yuval Hadari                      Itzick Sharir
                 Chief Financial Officer           Chief Executive Officer
                 Sapiens International             Sapiens International
                 Tel: +1-877-554-2426              Tel:   +44-1895-464 225
                        +972-8-938-2721
                 E-mail: yuval.h@sapiens.com       E-mail: itzick.s@sapiens.com
                         -------------------               --------------------

        SAPIENS ANNOUNCES Q4 AND YEAR-END RESULTS - BACK TO PROFITABILITY

   COMPANY REPORTS SECOND CONSECUTIVE QUARTER OF POSITIVE CASH FLOW AND FOURTH
                CONSECUTIVE QUARTER OF GROSS MARGIN IMPROVEMENT

Research Triangle Park, N.C.--February 12, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the fourth quarter and the audited results for the year ended December 31, 2001.

Revenues in the fourth quarter totaled $17.5 million, representing a 51% increase over the same period in 2000 and a continued 9% rise over the third quarter of 2001. Further improvements in product mix, project delivery and resource utilization contributed to a further increase in the gross profit margin to 40.3% compared to a negative 27% in the same quarter in 2000 and 34% in the third quarter of this year.

Operating profit was restored in Q4 2001, amounting to $1.0 million, compared with operating losses of $27.3 million in the final quarter of 2000 and operating losses of $1.3 million in Q3 2001. The return to operating profitability is largely the result of continued stringent cost-control measures implemented by management during the past 12 months. These measures are reflected by the continued decrease in operating expenses, which were reduced to $6.0 million compared with $24.1 million in Q4 2000 and $6.7 million in Q3 of this year.

The Company achieved net profit of $0.2 million in Q4 2001 compared with a net loss of $27.7 million in the fourth quarter of 2000 and continued improvement over a net loss of $2.5 million in the third quarter of this year.

On an annual basis, total revenues for 2001 decreased to $63.4 million from $72.7 million in 2000 due to the very difficult starting point following the last quarter of 2000. However, operating expenses were reduced to $33.2 million in 2001 from $59.6 million in 2000. The outcome is that the operating loss for 2001 decreased to $13.4 million from $39.0 million in 2000 and the net loss for 2001 decreased to $18.0 million from $38.1 million in 2000.

               SEQUENTIAL IMPROVEMENT IN KEY FINANCIAL INDICATORS
--------------------------------------------------------------------------------
          ($M)             Q4 2001    Q3 2001    Q2 2001    Q1 2001    Q4 2000
--------------------------------------------------------------------------------
Revenues                     17.5      16.0       15.8        14.1      11.6
--------------------------------------------------------------------------------
Gross profit margin         40.3%       34%       29.6%       19%       (27%)
--------------------------------------------------------------------------------
Operating profit (losses)    1.0       (1.3)      (4.7)      (8.4)     (27.3)
--------------------------------------------------------------------------------
Net profit (losses)          0.2       (2.5)      (5.8)      (9.8)     (27.7)
--------------------------------------------------------------------------------

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                                                                          PAGE 2


ITZICK SHARIR, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SAPIENS, COMMENTED: "The improved performance reflected in the results of Q4 is the culmination of our recovery efforts made throughout the year on all levels. At the start of 2001, we set for ourselves an ambitious goal of returning to profitability by Q4 of 2001. I am proud to say that we have achieved that goal - and other key milestones - in a year marked by continued turbulence in the technology sector worldwide. Our success in 2001 was twofold: First and foremost, we restored our customers' confidence and, as a result, gradually increased order entry and revenues. In parallel, we implemented a strong adjustment of the Company's cost structure based primarily on reducing headcount and associated costs and streamlining our operations to achieve maximum efficiencies. I am proud of our achievements in 2001 and thank our customers, shareholders and employees for their support and hard work.

"Going forward in 2002, our energies and attention are shifting to growing our order entry and revenues coupled with continued improvement in gross profit margins. With our improved organizational and project delivery capabilities, we are confident in our ability to attract large-scale solution projects. We plan to allocate additional resources in the areas of marketing and solution development to support our future plans.

"Longer-term, we are now implementing a more focused business strategy by which to raise Sapiens to a position of global leadership in delivering strategic, cost-effective business software solutions to the Insurance Industry. We believe this objective is well within reach given our understanding of the business processes and IT needs of the insurance industry and our ability to design flexible insurance business frameworks based on our technologies.

"Our commitment to uncompromising quality and service to our customers remains the cornerstone of our business mission."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a global provider of cost-effective business software solutions that are deployed rapidly and support our clients' core business processes. Our solutions, which are installed at hundreds of our customers worldwide, accelerate business solution development, legacy lifecycle management and application maintenance. We have accumulated expertise in serving more than 50 customers in the Insurance and Financial Services industries, and our understanding of their business processes and IT needs has naturally evolved into an area of strategic vertical focus. The cornerstone of our solution offerings is Sapiens eMerge(TM) - our rich technology heritage - that has evolved and matured over the course of thousandS of man-years of research and development efforts.

Our installed base of customers includes 3M, AXA Insurance, Argos, Honda, IBM, Liverpool Victoria Insurance, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                         For the three months ended          For the year ended
                                         ---------------------------     --------------------------
                                          12/31/2001     12/31/2000      12/31/2001      12/31/2000
                                         -----------     -----------     ----------      ----------
                                         (Unaudited)     (Unaudited)      (Audited)       (Audited)
REVENUES
Products                                   $  8,558        $  3,746        $ 27,876        $ 38,403
Consulting and other services                 8,920           7,813          35,559          34,341
                                           --------        --------        --------        --------
Total revenues                               17,478          11,559          63,435          72,744
                                           --------        --------        --------        --------

COST OF REVENUES
Products                                      5,043           8,043          20,358          25,737
Consulting and other services                 5,396           6,633          23,212          26,414
                                           --------        --------        --------        --------
Total cost of revenues                       10,439          14,676          43,570          52,151
                                           --------        --------        --------        --------

GROSS PROFIT                                  7,039          (3,117)         19,865          20,593

EXPENSES
Research and development, net                   864           3,653           4,501           9,101
Selling, general and administrative           4,871          16,396          27,380          45,576
Amortization of goodwill                        286           1,345             278           1,106
Merger costs                                     --           1,252              --           1,252
Restructuring expenses                           --           2,558              --           2,558
                                           --------        --------        --------        --------

OPERATING INCOME/(LOSS)                       1,018         (27,254)        (13,361)        (39,000)

Financial income/(expenses), net               (206)           (261)         (3,187)           (632)
Other income/(expenses), net (b)               (636)           (182)         (1,422)          1,546
                                           --------        --------        --------        --------

NET INCOME/(LOSS)                          $    176        $(27,697)       $(17,970)       $(38,086)
                                           ========        ========        ========        ========

Preferred stock dividend

                                                 --              --              --            (107)
                                           --------        --------        --------        --------

Net income/(loss) to common shareholders   $    176        $(27,697)       $(17,970)       $(38,193)
                                           ========        ========        ========        ========

Basic earnings/(loss) per share            $   0.00        $  (1.20)       $  (0.78)       $  (1.69)
                                           ========        ========        ========        ========
Diluted earnings/(loss) per share          $   0.00        $  (1.20)       $  (0.78)       $  (1.69)
                                           ========        ========        ========        ========

Note   a: Certain prior year's amounts have been reclassified to conform with current year presentation.
       b: Includes other expenses, taxes and minority interest

                           SAPIENS INTERNATIONAL CORPORATION N.V.
                           Condensed Consolidated Balance Sheets
                                (U.S. Dollars in thousands)

                                                     12/31/2001      12/31/2000
                                                     ----------      ----------
                                                      (Audited)       (Audited)

ASSETS

       Cash                                            $18,587         $17,038
       Short-term investments                               50           2,872
                                                       -------         -------
                                                        18,637          19,910
       Trade receivables                                17,563          31,663
       Other current assets                              7,713           7,084
                                                        ------         -------
       TOTAL CURRENT ASSETS                             43,284          59,286
                                                       -------         -------


       Property and equipment, net                       4,097           6,707
       Other assets                                     23,082          26,407

                                                       -------         -------
TOTAL ASSETS                                           $70,463         $92,400
                                                       =======         =======


LIABILITIES AND SHAREHOLDERS' EQUITY

       Short-term loans and current maturities
          of long-term debt                            $16,454         $16,981
       Trade payables                                    3,242           6,112
       Other liabilities and accrued expenses           20,318          25,131
       Deferred revenue                                  1,633           3,172
                                                       -------         -------
       TOTAL CURRENT LIABILITIES                        41,647          51,396
                                                       -------         -------


       Long-term debt and other liabilities              7,433           7,365
       Redeemable shares in a subsidiary                10,711          14,675
       Shareholders' equity                             10,740          18,896

                                                       -------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $70,463         $92,400
                                                       =======         =======

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                      # # #

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                       SAPIENS INTERNATIONAL CORPORATION N.V.
                                                    (Registrant)




Date: February 28, 2002                       By:
                                                 ---------------------------
                                                 Steve Kronengold
                                                 General Counsel